UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

009728 10 6

(Cusip Number)

John N. Kapoor EJ Financial Enterprises, Inc. 225 E. Deerpath, Suite 250 Lake Forest, IL 60045 847-295-8665	Copy To:	Thomas J. Murphy McDermott, Will & Emery 227 West Monroe Street Chicago, IL 60606 312-984-2069

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
John N. Kapoor Trust, dtd 9/20/89

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO (See Item 3)

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
Illinois

7	Sole Voting Power:
26,535,829*
Number of Shares	________________________________________________________________________
Beneficially	8	Shared Voting Power:
Owned by	-0-
Each	________________________________________________________________________
Reporting	9	Sole Dispositive Power:
Person	26,535,829*
With
________________________________________________________________________
10	Shared Dispositive Power:
-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

26,535,829*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13	Percent of Class Represented by Amount in Row (11):
28.9609% based on 91,626,481 shares of common stock outstanding*

14	Type of Reporting Person (See Instructions):
OO

*Includes an immediately exercisable Warrant for 1,501,933 shares of Common Stock.

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
John N. Kapoor

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
USA

7	Sole Voting Power:
27,160,441[1]
Number of Shares	________________________________________________________________________
Beneficially	8	Shared Voting Power:
Owned by	4,985,283[2]
Each	________________________________________________________________________
Reporting	9	Sole Dispositive Power:
Person	27,160,441[1]
With
________________________________________________________________________
10	Shared Dispositive Power:
4,985,283[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

32,145,7241 2

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/X/

13	Percent of Class Represented by Amount in Row (11):
34.3562% based on 93,566,120 shares of common stock deemed outstanding1 2

14	Type of Reporting Person (See Instructions):
IN

_________________________

1 Includes an immediately exercisable Warrant for 1,501,933 shares of Common Stock.

2 Includes an immediately exercisable Warrant for 1,939,639 shares of Common Stock.

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
EJ Financial/Akorn Management, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
Illinois

7	Sole Voting Power:
-0-
Number of Shares	________________________________________________________________________
Beneficially	8	Shared Voting Power:
Owned by	3,045,644
Each	________________________________________________________________________
Reporting	9	Sole Dispositive Power:
Person	-0-
With
________________________________________________________________________
10	Shared Dispositive Power:
3,045,644

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,045,644

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13	Percent of Class Represented by Amount in Row (11):
3.3794% based on 90,124,548 shares of common stock outstanding

14	Type of Reporting Person (See Instructions)
PN

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Pharma Nevada, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
Illinois

7	Sole Voting Power:
-0-
Number of Shares	________________________________________________________________________
Beneficially	8	Shared Voting Power:
Owned by	3,045,644
Each	________________________________________________________________________
Reporting	9	Sole Dispositive Power:
Person	-0-
With
________________________________________________________________________
10	Shared Dispositive Power:
3,045,644

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,045,644

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13	Percent of Class Represented by Amount in Row (11):
3.3794% based on 90,124,548 shares of common stock outstanding

14	Type of Reporting Person (See Instructions)
CO

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
EJ Funds LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
Illinois

7	Sole Voting Power:
-0-
Number of Shares	________________________________________________________________________
Beneficially	8	Shared Voting Power:
Owned by	1,939,639*
Each	________________________________________________________________________
Reporting	9	Sole Dispositive Power:
Person	-0-
With
________________________________________________________________________
10	Shared Dispositive Power:
1,939,639*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,939,639*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13	Percent of Class Represented by Amount in Row (11):
2.1068% based on 92,064,187 shares of common stock deemed outstanding*

14	Type of Reporting Person (See Instructions)
PN

_______________

( Consists of an immediately exercisable Warrant for 1,939,639 shares of Common Stock.

Note:

As more fully described in Item 4 below, this Amendment No. 16 (this "Amendment") to Schedule 13D is being filed to disclose events not previously required to be disclosed including a pro rata distribution of Akorn Common Stock in March of 2007 and three open market purchases of Akorn Common Stock in March of 2008. This Amendment also discloses current acquisitions by a new affiliate of John N. Kapoor and the Trust of two Warrants for Akorn Common Stock in April of 2009.

This Amendment is filed jointly by (i) the Trust, of which John N. Kapoor is trustee and sole beneficiary, (ii) John N. Kapoor, (iii) EJ Financial/Akorn Management, L.P., a Delaware limited partnership (“EJ/Akorn”) of which Pharma Nevada, Inc. is the managing general partner, (iv) Pharma Nevada, Inc., a Nevada corporation wholly owned by John N. Kapoor of which John N. Kapoor serves as the president and chairman of the board of directors, and (v) EJ Funds LP, a Delaware Limited Partnership (collectively, the “Reporting Persons”).

Item 2	Identify and Background

Item 2 is hereby amended by adding the following information:

(a)  Name: EJ Funds LP, a Delaware Limited Partnership; EJ Financial Enterprises, Inc. is the general partner and John N. Kapoor is the owner of EJ Financial Enterprises, Inc.

(b)  Business Address:       225 East Deerpath, Suite 250

Lake Forest, IL 60045

(d)  During the past five years, such person has not been convicted in a criminal proceeding.

(e)  During the past five years, such person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction resulting or subjecting such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

On March 14, 2007, there was a pro rata distribution from a limited partnership controlled by John N. Kapoor of 158,493 shares of Akorn Common Stock.

On March 14, 2008, the Reporting Persons acquired 5,000 shares of Akorn Common Stock in an open market purchase at $4.51 per share. On March 19, 2008, the Reporting Persons acquired 5,000 shares of Akorn Common Stock in an open market purchase at $4.6589 per share. On March 20, 2008, the Reporting Persons acquired 40,000 shares of Akorn Common Stock in an open market purchase at $4.6721 per share.

Pursuant to a Modification, Warrant and Investor Rights Agreement, dated April 13, 2009 (the "Modification Agreement") EJ Funds LP acquired an immediately exercisable Warrant (right to buy) 1,939,639 shares of Akorn Common Stock at $1.11 per share. This Warrant will expire on April 13, 2014. A copy of the Modification Agreement is attached as an exhibit to this Amendment.

Pursuant to a Reimbursement and Warrant Agreement, dated April 15, 2009 (the “Reimbursement Agreement”) the Trust acquired an immediately exercisable Warrant (right to buy) 1,501,933 shares of Akorn Common Stock at $1.11 per share. This Warrant will expire on April 15, 2014. A copy of the Reimbursement Agreement is attached as an exhibit to this Amendment.

The Reporting Persons have acquired the Akorn Common Stock and Warrants described above as an investment and intend to continue to review Akorn’s business affairs and general economic and industry conditions. Based upon such review, the Reporting Persons, will, on an on-going basis, evaluate various alternative courses of action including additional capital investments in Akorn. Alternatively, the Reporting Persons may sell all or a portion of their holdings in Akorn in the open market, subject to the requirements of Rule 144 or as otherwise permitted.

Item 5.	Interest In Securities of the Issuer

(a) See the Facing Page for each Reporting Person for information on the aggregate number and percentage of Akorn Common Stock held by each Reporting Person.

(b) See the Facing Page for each Reporting Person as to the number of shares of Akorn Common Stock in which each Reporting Person has sole or shared voting or dispositive rights.

(c) No transactions in Akorn Common Stock were effected by any of the Reporting Persons in the past 60 days except for the transactions described in Item 4.

(d) Inapplicable.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Modification Agreement described in Item 4 provides for the issuance of a Warrant for 1,939,639 shares of Akorn Common Stock. The Modification Agreement also provides for registration rights and the Warrant provides for standard anti-dilution protection. The Modification Agreement also gives EJ Funds LP the right to nominate two directors to serve on Akorn's Board of Directors, in addition to the right of the Trust to nominate a third director to serve on Akorn’s Board of Directors (currently John N. Kapoor) under a Stock Purchase Agreement dated November 15, 1990 between Akorn and the Trust. It requires Akorn to amend its bylaws to increase the number of directors on the board from seven to nine and appoint the two additional designees. The Modification Agreement also requires that the designees be recommended by the Board of Directors at each shareholder election of directors and that all proxies be voted in favor of the election of the designees except as otherwise directed by any shareholder.

The Reimbursement Agreement referred to in Item 4, provides for the issuance of a Warrant in the amount of 1,501,933 shares of Akorn Common Stock in consideration for the provision of a letter of credit on behalf of Akorn by the Trust. It further provides that on each date of a draw under the letter of credit, an additional warrant shall be issued to the Trust for an aggregate number of shares of Akorn Common Stock equal to the product of (i) a quotient (carried to the ninth decimal place) equal to (A) the amount of such draw divided by (B) one million times (ii) 200,258. Shares acquired by exercise of this Warrant shall be covered by the registration rights in the Modification Agreement.

Item 7.	Material to Be Filed as Exhibits

The following Exhibits are filed with this Amendment:

1. Modification, Registration and Investor Rights Agreement.
2. Reimbursement and Warrant Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2009		/s/ John N. Kapoor
John N. Kapoor

April 20, 2009	EJ FINANCIAL/AKORN MANAGEMENT, L.P.

	By:	Pharma Nevada, Inc., Managing General Partner

/s/ John N. Kapoor
John N. Kapoor, President

April 20, 2009	Pharma Nevada, Inc.

	By:	/s/ John N. Kapoor
John N. Kapoor, President

April 20, 2009	John N. Kapoor Trust dtd 9/20/89

/s/ John N. Kapoor
John N. Kapoor as Trustee

April 20, 2009	EJ Funds LP

	By:	EJ Financial Enterprises, Inc.
Its General Partner

	By:	/s/ John N. Kapoor
John N. Kapoor
President

EXHIBIT A

AGREEMENT

TO

JOINTLY FILE SCHEDULE 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendment thereto reporting each of the undersigned's ownership of securities of Akorn, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

April 20, 2009		/s/ John N. Kapoor
John N. Kapoor

April 20, 2009	EJ FINANCIAL/AKORN MANAGEMENT, L.P.

	By:	Pharma Nevada, Inc., Managing General Partner

/s/ John N. Kapoor
John N. Kapoor, President

April 20, 2009	Pharma Nevada, Inc.

	By:	/s/ John N. Kapoor
John N. Kapoor, President

April 20, 2009	John N. Kapoor Trust dtd 9/20/89

	By:	/s/ John N. Kapoor
John N. Kapoor as Trustee

April 20, 2009	EJ Funds LP

	By:	EJ Financial Enterprises, Inc.
Its General Partner

	By:	/s/ John N. Kapoor
John N. Kapoor
President